Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 10, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on January 8, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated January 8, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
January 10, 2007	Name:	Wu Yan
	Title:	Director and President

Commission File Number 001-31914

EXHIBIT 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute, or form part of, an offer or invitation, or solicitation or inducement of an offer, to subscribe for or purchase any of the A Shares or other securities of the Company, nor is this announcement calculated to invite offers for any shares or other securities of the Company.

This announcement is not an offer of securities for sale and not for distribution in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

COMPLETION OF A SHARE ISSUE

The A Shares of the Company will be listed on the Shanghai Stock Exchange on 9 January 2007.

The Board is pleased to announce that the A Share Issue has been completed. The A Shares will be listed and commence trading on the Shanghai Stock Exchange on 9 January 2007. Some key information in respect of the A Share Issue is as follows:

Place of listing:	Shanghai Stock Exchange

Date of listing:	9 January 2007

Stock Name:	China Life

Stock Code:	601628

Total number of issued shares in the Company after the A Share Issue:	28,264,705,000 comprising 7,441,175,000 H Shares and 20,823,530,000 A Shares

Set out below is the shareholding structure of the Company prior to the A Share Issue and immediately after completion of the A Share Issue:

	Prior to the A Share Issue
	Number of Shares	%
(1) Domestic Shares	19,323,530,000	72.20
– CLIC	19,323,530,000	72.20
(2) H Shares	7,441,175,000	27.80
(3) Total number of Shares	26,764,705,000	100

Commission File Number 001-31914

	Immediately after completion of the A Share Issue
	Number of Shares	%
(1) A Shares	20,823,530,000	73.68
– CLIC	19,323,530,000	68.37
– A Shares issued pursuant to the A Share Issue	1,500,000,000	5.31
(2) H Shares	7,441,175,000	26.33
(3) Total number of Shares	28,264,705,000	100

Note: Due to rounding up or down of the percentages, the accumulated percentage is slightly different from 100%.

According to the relevant existing PRC laws and regulations and the relevant requirements of the CSRC and the Shanghai Stock Exchange, after approval by the Relevant Authorities, all Domestic Shares issued before the A Share Issue, i.e., the Shares held by CLIC, have been registered with China Securities Depository and Clearing Corporation Limited as circulative A Shares with restrictive trading period following the A Share Issue. CLIC has undertaken that for a period of 36 months commencing on the date on which the A Shares are listed on the Shanghai Stock Exchange, it will not transfer or put on trust the A Shares which it holds (directly or indirectly) in the capital of the Company or allow such shares to be repurchased by the Company.

Under the A Share Issue, 600,000,000 A Shares that have been placed with the strategy investors will be subject to a “lock-up” period of 12 months from the date of commencement of trading of the A Shares that are subscribed through on-line issue on the Shanghai Stock Exchange; 300,000,000 A Shares that have been placed with the target placees off-line will be subject to a “lock-up” period of 3 months from the date of commencement of trading of the A Shares that are subscribed through on-line issue on the Shanghai Stock Exchange.

An announcement regarding completion of the A Share Issue is published in several newspapers in the PRC such as the China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily on 8 January 2007. The announcement can be viewed at the website of the Shanghai Stock Exchange (www.sse.com.cn) with effect from 8 January 2007.

DEFINITIONS

“A Shares”	the RMB ordinary Shares, which are proposed to be listed on the Shanghai Stock Exchange

“A Share Issue”	the proposed issue of not more than 1.5 billion A Shares to strategic, institutional and public investors as approved by the CSRC, through issue of new shares and/or such other manner as shall be approved by the Relevant Authorities, which are proposed to be listed on the Shanghai Stock Exchange

“Board”	the board of directors of the Company

“CLIC”	(China Life Insurance (Group) Company), known as (China Life Insurance Company) prior to the Restructuring, a state-owned enterprise established under the laws of the PRC on 22 August 1996 and, as the context may require, its subsidiaries (other than the Company)

Commission File Number 001-31914

“Company”	China Life Insurance Company Limited, a company incorporated in the PRC and H Shares of which are listed on The Stock Exchange of Hong Kong Limited

“CSRC”	China Securities Regulatory Commission

“Domestic Shares”	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for or credited as fully paid up in RMB

“H Shares”	overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China, excluding, for the purpose of this announcement only, Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan Region

“Prospectus”	the prospectus of the Company dated 8 December 2003

“Restructuring”	the restructuring of the businesses and operations transferred to the Company, as described in the section headed “The Restructuring” of the Prospectus

“Relevant Authorities”	relevant authorities in the PRC including the CSRC

“RMB”	Renminbi, the lawful currency of the PRC

“Shares”	H Shares and A Shares

By Order of the Board of
China Life Insurance Company Limited Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board comprises the following members:

Executive Directors: Yang Chao, Wu Yan, Wan Feng

Non-executive Directors: Shi Guoqing, Zhuang Zuojin

Independent non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, 8 January 2007